Exhibit 99.3

EXECUTION VERSION

GOVERNANCE AGREEMENT

THIS GOVERNANCE AGREEMENT (this “Agreement”) is dated and effective as of October 21, 2015 between and Concordia Healthcare Corp., a corporation governed under the Laws of the Province of Ontario (“Concordia”), Cinven Capital Management (V) General Partner Limited, a limited liability company incorporated in Guernsey whose registered office is at East Wing, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3PP (“Cinven”), and the persons whose names are set out in Schedule E hereto (the “Cinven Shareholders”, together with each of their respective Permitted Transferees (as defined below). Concordia and the Cinven Shareholders are referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Concordia and the Cinven Shareholders, among others, are parties to an Agreement for the Sale and Purchase of Amdipharm Mercury Limited dated as of September 4, 2015 (the “Purchase Agreement”), pursuant to which the Cinven Shareholders agreed to sell to Concordia all of their right, title and interest in and to the Sale Shares (as defined in the Purchase Agreement) in exchange for, among other things, the issuance by Concordia of Common Shares to, among others, the Cinven Shareholders;

WHEREAS, the transactions contemplated by the Purchase Agreement will be consummated as of the date of this Agreement and, pursuant to the Purchase Agreement and concurrently with the execution and delivery of this Agreement, Concordia will issue to the Cinven Shareholders an aggregate of 7,233,338 Common Shares (collectively, the “Initial Shares”), representing 14.23% (the “Initial Share Percentage”) of the total issued and outstanding Common Shares as of immediately following the consummation of the transactions contemplated by the Purchase Agreement;

WHEREAS, the Parties are entering into this Agreement for the purposes of setting forth their agreement and understanding relating to the ownership of the Shares (as defined below) by the Cinven Shareholders; and

WHEREAS, the execution and delivery of this Agreement is a deliverable to the consummation of the transactions contemplated by the Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements of the Parties set forth in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

Definitions

Section 1.1. Definitions. In addition to the terms defined elsewhere in this Agreement, including the Preamble and Recitals above, the following terms have the meanings set forth in this Section 1.1:

“Activist Investor” means, as of any date, (a) any Person that has, directly or indirectly through its publicly-disclosed Affiliates, whether individually or as a member of a publicly-disclosed Group or publicly acting Jointly or In Concert with any other Person, within the two-year period immediately preceding such date, and in each case with respect to Concordia, any of its Subsidiaries or any of its or their equity securities (i) publicly made, engaged in or been a participant (as defined in Instruction 3 to Item 4 of Schedule 14A under the Exchange Act) in any “solicitation” of “proxies” (within the meaning of Regulation 14A promulgated under the Exchange Act) to vote any equity securities of Concordia or any of its Subsidiaries, including in connection with a proposed change in Control or other extraordinary or fundamental transaction involving Concordia or any of its Subsidiaries, or a public proposal for the election or replacement of any directors of Concordia or any of its Subsidiaries, that has not been approved by the board of directors of Concordia or such Subsidiary, (ii) publicly called, or publicly sought to call, a meeting of shareholders of Concordia or any of its Subsidiaries or publicly initiated or submitted any shareholder proposal for action by shareholders of Concordia or any of its Subsidiaries (including through action by written consent), in each case that has not been approved and publicly recommended by the board of directors of Concordia or such Subsidiary, (iii) commenced a “tender offer” (as such term is used in Regulation 14D under the Exchange Act) or “take-over bid” (as such term is used in the Securities Act) or exchange offer or other similar transaction to acquire the equity securities of Concordia or any of its Subsidiaries that has not been approved and publicly recommended (at the time of commencement) by the board of directors of Concordia or such Subsidiary, (iv) otherwise publicly acted, alone or Jointly or In Concert with others, to seek to Control or influence the board of directors, management or shareholders of Concordia or any of its Subsidiaries (provided that this clause (iv) is not intended to apply to the activities of any member of the board of directors of Concordia or such Subsidiary, with respect to Concordia or such Subsidiary, taken in good faith solely in his or her capacity as a director of Concordia or such Subsidiary) or (v) publicly disclosed any intention, plan, arrangement or other Contract to do any of the foregoing, or (b) any Person identified on Schedule A hereto (as supplemented from time to time pursuant to Section 2.4) or identified on the most recently available “SharkWatch 50” list as of such date or any publicly-disclosed Affiliate of such Person; provided in each case that a Person shall be deemed not to be an “Activist Investor” if (x) such Person is not listed on Schedule A hereto (as supplemented from to time pursuant to Section 2.4) as most recently provided to Cinven or identified on the most recently available “SharkWatch 50” list as of such date or any publicly-disclosed Affiliate of such Person, or (y) the activities of such Person which resulted in it otherwise meeting the requirements of this definition of “Activist Investor” have been approved and consented to by the Board of Directors or such Person has entered into a settlement, governance or similar agreement with Concordia which has been approved by the Board of Directors. The reporting by a Person of its ownership of its securities of Concordia on Schedule 13G shall be deemed to establish conclusively that such Person is not an Activist Investor for purposes of clause (a) above, except to the extent such Person subsequently files a Schedule 13D with respect to Concordia.

“Affiliate” (including, with a correlative meaning, “affiliated”) means, when used with respect to a specified Person, a Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person; provided, however, that notwithstanding the foregoing but other than for the purposes of the definitions of “Permitted Bid” and “Controlled Affiliate” (as such term is used in the definition of “Permitted Bid”) herein, except to the extent acting directly or indirectly at the direction of any Cinven Shareholder, each portfolio company or other third-party investments of Cinven and/or any Cinven Shareholders and/or any of its or their Affiliates and the limited partners of each investment fund Affiliated with Cinven shall be deemed not to be Affiliates of any of the Cinven Shareholders.

“Approved Change of Control Transaction” means a take-over bid, tender offer or exchange offer by any Person, or a merger, amalgamation, arrangement, reorganization, or other business combination or similar transaction involving Concordia or any Subsidiary of Concordia where such take-over bid, tender offer, exchange offer, merger, amalgamation, arrangement, reorganization or other business combination or other similar transaction has been approved and publicly recommend for acceptance by shareholders of Concordia by the Board of Directors.

“Beneficially Own”, “Beneficial Owner” and “Beneficial Ownership” mean, with respect to any securities, having beneficial ownership of such securities including “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act (as in effect on the date of this Agreement) or being the “beneficial owner” of such securities for the purposes of National Instrument 54-101 of the Canadian Securities Administrators. In addition, for the purposes of Article 2, a Person shall be deemed to be the Beneficial Owner of, and shall be deemed to Beneficially Own and have Beneficial Ownership of, any securities which are the subject of, or the reference securities for, or that underlie, any Derivative Instrument of a Person, with the number of securities Beneficially Owned being the notional or other number of securities specified in the documentation evidencing the Derivative Instrument as being subject to be acquired upon the exercise or settlement of such Derivative Instrument or as the basis upon which the value or settlement amount of such Derivative Instrument is to be calculated in whole or in part or, if no such number of securities is specified in such documentation, as determined by the Board of Directors in its sole discretion to be the number of securities to which the Derivative Instrument relates. For the avoidance of doubt, the Beneficial Ownership of a Person shall not be reduced by any short or derivative position held or obtained by such Person.

“Board of Directors” means the board of directors of Concordia as constituted from time to time.

“Business Day” means any day except any Saturday, any Sunday, any day which is a holiday in the City of Toronto, Ontario or the City of New York, New York or the City of London, United Kingdom or any day on which banking institutions in the City of Toronto, Ontario or the City of New York, New York or the City of London, United Kingdom are authorized or required by Law or other governmental action to close.

“Common Shares” means common shares in the capital of Concordia.

“Concordia Competitor” means those Persons identified on Schedule B to this Agreement (as supplemented from time to time pursuant to Section 2.4).

“Contract” means any contract, agreement, instrument, undertaking, indenture, commitment, loan, license, settlement, consent, note or other legally binding obligation (whether or not in writing).

“Control”, “Controlled” and “Controlling” mean, when used with respect to any specified Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise, and the terms “Controlled by” and “under common Control with” shall be construed accordingly.

“Controlled Affiliate” means, with respect to any specified Person, any Affiliate of the specified Person that is, directly or indirectly, Controlled by the specified Person.

“Derivative Instrument” means any and all derivative securities (as defined in Rule 16a-1 under the Exchange Act) that increase in value as the value of any Equity Securities of Concordia increases, including a long convertible security, a long call option and a short put option position, in each case, regardless of whether (a) such derivative security conveys any voting rights in any Equity Security, (b) such derivative security is required to be, or is capable of being, settled through delivery of any Equity Security or (c) other transactions hedge the value of such derivative security.

“Equity Right” means, with respect to any Person, any security (including any debt security or hybrid debt-equity security) or obligation convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls, warrants, restricted shares, deferred share awards, share units, “phantom” awards, dividend equivalents, participations, interests, rights or commitments relating to, or any share appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares in the capital or earnings of such Person.

“Equity Securities” means (a) Common Shares or other shares in the capital or equity interests of Concordia, and (b) Equity Rights that are directly or indirectly exercisable or exchangeable for or convertible into Common Shares or other shares in the capital or equity interests of Concordia.

“Exchange Act” means the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, provincial, state, local or municipal government, whether domestic or foreign, (c) department, agency or instrumentality of a domestic or foreign government, including any state-owned or state controlled instrumentality of a domestic or foreign government, (d) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (e)

international or multinational organization formed by states, governments or other international organizations, or (f) other body (including any industry or self-regulating body, including the TSX and NASDAQ) exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police or regulatory authority or power of any nature.

“Group” shall mean two or more Persons acting together, pursuant to any agreement, arrangement or understanding, for the purpose of acquiring, holding, voting or disposing of securities as contemplated by Rule 13d-5(b) under the Exchange Act.

“Hedging Arrangement” means any transaction or arrangement, including through the creation, purchase or sale of any security, including any security-based swap, swap, cash-settled option, forward sale agreement, exchangeable note, total return swap or other derivative, in each case, the effect of which is to hedge the risk of owning Equity Securities.

“Jointly or In Concert” means a Person acting jointly or in concert with another Person or Persons as contemplated in Part XX of the Securities Act.

“Law” means any supranational, international, national, federal, provincial, state, local or similar law (including common law), statute, code, order, ordinance, rule, regulation, treaty (including any tax treaty), license, permit, authorization, approval, consent, decree, injunction, binding judicial or administrative or policy interpretation or other requirement, in each case enacted, promulgated, issued or entered by a Governmental Authority.

“NASDAQ” means the NASDAQ Global Select Market® and any successor thereto.

“Permitted Bid” means any tender offer or take-over bid for the Common Shares that is made by means of a take-over bid circular or similar document in compliance with Securities Laws and which also complies with the following: (a) the Person or Persons making the tender offer or take-over bid (together with their Affiliates and joint actors, the “Offeror”) shall not be any Cinven Shareholder or any Controlled Affiliate of Cinven or a Cinven Shareholder, or a Person who is not dealing at arm’s length with a Cinven Shareholder or any Controlled Affiliate of Cinven or a Cinven Shareholder in connection with securities of Concordia (collectively, the “Restricted Entities”); (b) the tender offer or take-over bid shall contain, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Common Shares shall be taken up or paid for pursuant to the tender offer or take-over bid unless, at such date, more than sixty-six and two thirds percent (66 2/3%) of the then outstanding Common Shares (where such percentage is determined by excluding the Common Shares held by the Offeror and the Cinven Shareholders and their Controlled Affiliates from both the numerator and the denominator) have been deposited to the tender offer or take-over bid and not withdrawn; and (c) the tender offer or take-over bid shall contain an irrevocable and unqualified provision that should the condition referred to in the foregoing clause (b) be met: (i) the Offeror will make a public announcement of that fact on the date the tender offer or take-over bid would otherwise expire; and (ii) the tender offer or take-over bid will be extended for a period of not less than ten (10) days from the date it would otherwise expire.

“Permitted Transferee” means any Cinven Shareholder and any Controlled Affiliate of Cinven or any Cinven Shareholder.

“Person” means an individual, corporation, limited liability company, general or limited partnership, joint venture, association, trust, unincorporated organization, Governmental Authority, other entity or Group.

“Registration Rights Agreement” means the registration rights agreement dated the date hereof among Concordia, Cinven, the Cinven Shareholders, [REDACTED – personal information].

“Representatives” means, as to any Person, its Affiliates and its and their respective directors, officers, managers, employees, agents, legal counsel, accountants, financial advisors and other advisors or representatives.

“Restricted Period” means the period commencing on the date of this Agreement and ending at 11:59 p.m. (Toronto time) on the later of (i) January 31, 2016 and (ii) the day that is 90 days after the date of this Agreement.

“Securities Act” means the Securities Act (Ontario).

“Securities Laws” means collectively, (i) the Securities Act and the applicable securities Laws of each of the other provinces and territories of Canada and the respective regulations and rules made under those securities Laws together with all applicable policy statements, instruments, notices, blanket orders and rulings of the Canadian Securities Administrators and the securities regulatory authorities of the provinces and territories of Canada, and (ii) US Securities Laws.

“Share Percentage Cap” means the Initial Share Percentage; provided that immediately following any Transfer of Shares by a Cinven Shareholder (other than to a Permitted Transferee), the Share Percentage Cap shall be reduced to a percentage equal to (i) the aggregate number of Common Shares that are Beneficially Owned by the Cinven Shareholders and their respective Controlled Affiliates immediately following such Transfer of Shares (excluding any Common Shares for which Beneficial Ownership was acquired in violation of this Agreement prior to such Transfer), divided by (ii) the aggregate number of Common Shares issued and outstanding immediately following such Transfer of Shares.

“Shares” means (a) the Initial Shares, (b) any Equity Securities issued or issuable with respect to the Initial Shares on or after the date of this Agreement by way of a share dividend or share split or in connection with a combination of shares, recapitalization, reclassification, merger, arrangement, amalgamation, consolidation or other reorganization or other similar transaction, and (c) any other Equity Securities held by any Cinven Shareholder or any of its Affiliates.

“Standstill Level” means, as of any date, the greater of (i) the Share Percentage Cap and (ii) 4.99% of the number of issued and outstanding Common Shares on such date (on a non-diluted basis).

“Standstill Period” means the period beginning on the date hereof and ending on the first Business Day on which the Cinven Shareholders and their respective Controlled Affiliates collectively Beneficially Own less than 5% of the then issued and outstanding Common Shares (on a non-diluted basis); provided that for purposes of Section 4.1(a) only, “Standstill Period” shall mean the period beginning on the date hereof and ending on the first Business Day on which none of the Cinven Shareholders or their respective Controlled Affiliates Beneficially Own any Common Shares.

“Subsidiary” means, with respect to a specified Person, any Person of which securities or other interests having the power to elect a majority of that Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the specified Person or one or more of its Subsidiaries.

“TSX” means the Toronto Stock Exchange and any successor thereto.

“US Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“US Securities Laws” means the US Securities Act, the Exchange Act and any other laws of the United States or political subdivision thereof, including, in each case, the rules and regulations promulgated thereunder.

“Voting Securities” means the Common Shares and any other securities of Concordia from time to time entitled to vote at any general and/or special meeting of shareholders of Concordia.

Section 1.2. Additional Defined Terms. For purposes of this Agreement, in addition to the terms defined in the Preamble and the Recitals and in Section 1.1 above, the following terms have the meanings specified in the indicated Section of this Agreement:

Defined Term	Section

Applicable Law	Section 6.7(c)
Cinven Nominee	Section 5.1
Confidential Information	Section 6.7(d)
Director Eligibility Requirements	Section 5.1(a)
Permitted Transfer	Section 2.1(b)
Transfer	Section 2.1(a)

Section 1.3. Construction. Any reference in this Agreement to a “Section” or “Schedule” refers to the corresponding Section or Schedule of this Agreement, unless otherwise specified. The Article and Section headings are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement. Words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other genders as the context requires. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. The word “or” shall not be exclusive. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. Any reference to a statute is deemed also to refer to any amendments or successor legislation as in effect at the relevant time. Any reference to a contract or other document as of a given date means the contract or other document as amended, supplemented and modified from time to time through such date. The terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules hereto) and not to any particular provision of this Agreement. Unless otherwise stated, all references to any agreement shall be deemed to include the exhibits, schedules and annexes to such agreement. All references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if.”

ARTICLE 2

Transfer Restrictions

Section 2.1. Lock-Up. (a) During the Restricted Period no Cinven Shareholder shall directly or indirectly, in any single transaction or series of related transactions, (i) offer to sell, sell, assign, pledge, hypothecate, gift or otherwise transfer or dispose of in any manner whatsoever (or enter into any Contract or other obligation regarding any future offer to sell, sale, assignment, pledge, hypothecation, gift or transfer or disposition in any manner whatsoever of) Beneficial Ownership of (each, a “Transfer”) any Shares, (ii) enter into any Derivative Instrument, Hedging Arrangement or other similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of any Shares, or (iii) engage in any short selling of the Common Shares or securities convertible into or exercisable or exchangeable for Common Shares; other than, in the case of (i) and (ii) above, pursuant to a Permitted Transfer and subject to compliance with all Applicable Laws and the other terms and conditions of this Agreement.

(b) “Permitted Transfer” means, in each case so long as such Transfer is in accordance with Applicable Law:

(i) a Transfer of Shares to a Permitted Transferee, so long as such Permitted Transferee, to the extent it has not already done so, executes a customary joinder to this Agreement, in form and substance acceptable to Concordia and Cinven (each acting reasonably), pursuant to which such Permitted Transferee agrees to be a “Cinven Shareholder” for all purposes of this Agreement including to be bound by all obligations herein, and agrees to immediately Transfer all Shares held by it back to the transferor or to a Cinven Shareholder if the Permitted Transferee ceases to be a Controlled Affiliate of Cinven or a Cinven Shareholder;

(ii) a Transfer of Shares in response or pursuant to an Approved Change of Control Transaction, or a Permitted Bid, provided that in the case of a Permitted Bid, the Transfer of Shares shall be limited to the tender of Shares to the Permitted Bid only during the extension of the expiry of the Permitted Bid contemplated by clause (c) of the definition of “Permitted Bid” following satisfaction of the requirements in clause (b) of the definition of “Permitted Bid” prior to and without any Shares of the Restricted Entities being tendered or deposited thereunder (and for greater certainty, the Cinven Shareholders and their Controlled Affiliates shall not be prohibited from entering into a lock-up, support or voting agreement in respect of any such Approved Change of Control Transaction or Permitted Bid after the underlying transaction has become (x) an “Approved Change of Control Transaction” or (y) a “Permitted Bid” that satisfies the foregoing requirement, pursuant to which the Cinven Shareholder or its Controlled Affiliate agrees to deposit or tender its Shares under such transaction and/or, to the extent not in conflict with the Cinven Shareholders’ obligations under Section 3.1, to vote its Shares in favour of such transaction); and provided further that the Permitted Bid is not the direct or indirect result of the Cinven Shareholders or any of their Controlled Affiliates having breached Article 4 and no breach of Article 4 by the Cinven Shareholders or any of their Controlled Affiliates shall have contributed, directly or indirectly, to the making or initiation of the tender offer or take-over bid that is the subject of the Permitted Bid.

(iii) a Transfer of Shares to Concordia or a Subsidiary of Concordia; or

(iv) a Transfer of Shares pursuant to and in accordance with the Registration Rights Agreement.

Section 2.2. Post Restricted Period Transfers. After the Restricted Period, at any time that the Cinven Shareholders hold at least 10% of the issued and outstanding Common Shares (on a non-diluted basis), the Cinven Shareholders collectively will not Transfer in any calendar month an aggregate number of Shares representing more than 2% of the then issued and outstanding Common Shares (on a non-diluted basis) other than with Concordia’s prior written consent (which shall not be unreasonably withheld) or pursuant to a Permitted Transfer. After the Restricted Period and subject to the foregoing, if the Cinven Shareholders desire to Transfer in any calendar month an aggregate number of Shares representing more than 2% of the then issued and outstanding Common Shares (on a non-diluted basis), Cinven (on behalf of the Cinven Shareholders) will in good faith engage Concordia to seek to implement a marketed Transfer of such Shares (which may, for greater certainty, be by way of private placement or public offering), provided that in any event the Cinven Shareholders shall not be prohibited from Transferring such Shares through a non-publicized pre-arranged off-exchange block trade using a securities dealer that is set forth Schedule C or who is otherwise acceptable to Cinven and Concordia (each acting reasonably), in order to try and minimize the risk of stock exchange volatility in the Common Shares.

Section 2.3. Block Transfer. At any time but subject to Section 2.4, Cinven and the other Cinven Shareholders shall not Transfer an aggregate number of Shares representing 10% or more of the then issued and outstanding Common Shares to any one Person (including the Affiliates of such Person) without Concordia’s prior written consent (which shall not be unreasonably withheld), unless such Transfer is (i) after the Restricted Period and such Person is listed in Schedule D (the “White List”), or (ii) a Permitted Transfer.

Section 2.4. Prohibited Transfers. At all times while this Agreement is in effect, except pursuant to a Permitted Transfer within the meaning of Section 2.1(b)(ii) or Section 2.1(b)(iv), the Cinven Shareholders agree not to Transfer any Shares, including Beneficial Ownership of any Shares, to any Concordia Competitor or to any Activist Investor, including pursuant to any Transfer otherwise permitted by Section 2.2 or Section 2.3. Concordia and Cinven may from time to time, acting reasonably and in good faith, agree in writing to any additional Person or Persons to be added to the list of Concordia Competitors in Schedule B and/or to the list of Activist Investors in Schedule A and thereafter such Person or Persons shall be deemed to be “Concordia Competitors” or “Activist Investors” (as the case may be) for the purposes of this Agreement. The Parties agree that Cinven will not object to the inclusion of any Person on Schedule A if Concordia in good faith believes that such Person meets the requirements of any subclause of clause (a) of the definition of “Activist Investor”. Cinven may request that Concordia remove a Person from Schedule A if Cinven reasonably believes that the Person is no longer an Activist Investor, in which case Concordia will remove such Person from Schedule A if Concordia in good faith determines based on publicly-available information that such Person no longer meets the requirements of clause (a) of the definition of “Activist Investor”. Notwithstanding the foregoing, the Cinven Shareholders shall not be deemed to have breached their obligations under this Section 2.4 with respect to a Transfer of Shares to any Person provided that such Transfer is not specifically directed by any Cinven Shareholder to be made to a particular counterparty or counterparties and no Cinven Shareholder reasonably believes after reasonable enquiry, as of the date of such Transfer, that the Transfer is or will be to any Concordia Competitor or Activist Investor.

Notwithstanding anything to the contrary contained herein, at all times while this Agreement is in effect, none of the Cinven Shareholders shall Transfer, or cause or permit the Transfer of, any Shares in connection with any take-over bid, tender offer, exchange offer, merger, amalgamation, arrangement, reorganization or other business combination or other similar transaction unless it is a Permitted Transfer within the meaning of Section 2.1(b)(ii).

Section 2.5. Waiver/Consent. Notwithstanding anything to the contrary contained herein, Concordia, in its sole and absolute discretion, may at any time agree in writing to waive or permit or consent to any Transfer of Shares by a Cinven Shareholder to the extent such Transfer would otherwise be restricted pursuant to the terms of this Agreement, subject to such conditions, if any, as Concordia and Cinven may agree upon in writing.

ARTICLE 3

Voting

Section 3.1. Voting Agreement. (a) For as long as Cinven has the right to nominate a director to the Board of Directors in accordance with Section 5.1 (regardless of whether Cinven exercises such right) and subject to compliance with Applicable Laws, each of the Cinven Shareholders shall use reasonable best efforts to cause all of the Voting Securities owned or Beneficially Owned by it or any of its Controlled Affiliates or over which it or any of its Controlled Affiliates has voting control or the power to direct voting control, not to be voted (i) against or withheld, as the case may be, from voting in respect of all those persons nominated and publicly recommended to serve as directors of Concordia by the Board of Directors or the management of Concordia (as the case may be), and (ii) with respect to any other action, proposal or matter to be voted on by the shareholders of Concordia (including through action by written consent), against the public recommendation of the Board of Directors; provided that the Cinven Shareholders shall be given specific prior written notice of their obligations pursuant to the foregoing in connection with any particular vote or written consent of the shareholders of Concordia, which notice shall be delivered no later than the last to occur of (i) the day upon which the shareholders of Concordia are given notice of the action, proposal or matter to be voted on in accordance with Applicable Laws, and (ii) the day that is 15 Business Days prior to the deadline for submitting proxy forms for the purpose of voting on such action, proposal or matter or, if applicable, the date such action, proposal or matter is to be approved by written consent. Notwithstanding the foregoing, the Cinven Shareholders and their respective Controlled Affiliates shall be free to vote at their discretion, but must not, without Concordia’s prior written consent, publicly announce the manner in which they will vote, in connection with any proposal submitted for a vote of the shareholders of Concordia in respect of (A) the issuance of Equity Securities in connection with any merger, consolidation, business combination, arrangement or amalgamation of Concordia, and (B) any merger, consolidation, business combination, arrangement or amalgamation of Concordia, provided that notwithstanding the foregoing, in either case where any such proposal has not been approved, or has been publicly rejected or not recommended for acceptance by Concordia shareholders, by the Board of Directors and Cinven has the right to nominate a director to the Board of Directors in accordance with Section 5.1 (regardless of whether Cinven exercises such right), each of the Cinven Shareholders and its Controlled Affiliates shall use reasonable best efforts to vote and cause all of the Voting Securities owned by it or any of its Controlled Affiliates or over which it or any of its Controlled Affiliates has voting control or the power to direct voting control to be voted against such proposal.

(b) With respect to any matter that each Cinven Shareholder votes on in accordance with Section 3.1(a) (other than a matter to be approved by way of written consent), each Cinven Shareholder shall use reasonable best efforts to cause each Voting Security owned by it or over which it has voting control to be voted by completing in a timely manner the proxy forms distributed by Concordia or its management and not by any other means, and each Cinven Shareholder shall use reasonable best efforts to deliver the properly and appropriately completed proxy form to Concordia no later than one (1) Business Day prior to the deadline for submitting proxy forms for the purpose of voting on such matter at the applicable meeting of Concordia shareholders. Upon the written request of Concordia, each of the Cinven Shareholders hereby agrees to use reasonable best efforts to take, and to cause to be taken, such further action and execute such other instruments as may be reasonably necessary to effect and carry out the intent of this Section 3.1(b).

ARTICLE 4

Standstill.

Section 4.1. Standstill Agreement. During the Standstill Period, the Cinven Shareholders shall not, directly or indirectly, and shall not authorize or permit any of their Controlled Affiliates, directly or indirectly, to, without the prior written consent of, or waiver by, Concordia (without limiting the right of the Cinven Shareholders and their Controlled Affiliates to vote in accordance with Section 3.1):

(a) subject to Section 4.3, acquire, offer or seek to acquire, agree to acquire or make a proposal to acquire, by purchase or otherwise (including through the acquisition of Beneficial Ownership), any securities (including any Equity Securities or Voting Securities), or rights to acquire any securities (including any Equity Securities or Voting Securities), of Concordia or any Subsidiary of Concordia, or any securities (including any Equity Securities or Voting Securities) or indebtedness convertible into or exercisable or exchangeable for any such securities or indebtedness; provided that each Cinven Shareholder and any Controlled Affiliate may acquire, offer or seek to acquire, agree to acquire or make a proposal to acquire Common Shares (and any securities (including any Equity Securities or Voting Securities) convertible into or exercisable or exchangeable for Common Shares), if, immediately following such acquisition, the aggregate Beneficial Ownership of Common Shares (for greater certainty, all Equity Securities held by the Cinven Shareholders and their Controlled Affiliates shall be aggregated on an “as-converted” basis) of the Cinven Shareholders and their respective Controlled Affiliates, as a group, would not exceed the Standstill Level;

(b) acquire, offer or seek to acquire, agree to acquire or make a proposal to acquire any assets or business of Concordia or its Subsidiaries;

(c) conduct, propose or seek to effect any “tender offer” (as such term is used in Regulation 14D under the Exchange Act) or “take-over bid” (as such term is used in the Securities Act) or exchange offer or other similar transaction involving Equity Securities, Voting Securities or any securities convertible into, or exercisable or exchangeable for, Equity Securities or Voting Securities, in each case that has not been approved and publicly recommended for acceptance by the shareholders of Concordia by the Board of Directors;

(d) otherwise act Jointly or In Concert with others to seek to control or influence the Board of Directors, management or shareholders of Concordia or its Subsidiaries; provided that nothing in this clause (d) shall preclude the Cinven Shareholders or their Controlled Affiliates from engaging in discussions with Concordia or any Subsidiary of Concordia or its Representatives;

(e) make or join or become a participant (as defined in Instruction 3 to Item 4 of Schedule 14A under the Exchange Act) in any “solicitation” of “proxies” (within the meaning of Regulation 14A promulgated under the Exchange Act) or consents to vote any Voting Securities or any of the voting securities of any Subsidiaries of Concordia (including through action by written consent);

(f) conduct, propose or seek to effect (whether publicly or otherwise) any merger, plan of arrangement, amalgamation, consolidation, business combination, take-over bid, insider bid, tender offer, exchange offer, recapitalization, reorganization, purchase or license of a material portion of the assets, properties, securities or indebtedness of Concordia or any Subsidiary of Concordia, or other similar transaction involving Concordia, any Subsidiary of Concordia or any of their respective securities or indebtedness, or enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any other Person regarding any of the foregoing;

(g) call or seek to call a meeting of shareholders of Concordia or initiate any shareholder proposal for action of Concordia’s shareholders, or seek election or appointment to or to place a representative on the Board of Directors or seek the removal or suspension of any director from the Board of Directors, other than in accordance with Section 5.1;

(h) deposit any Voting Securities in a voting trust or similar Contract or subject any Voting Securities to any voting agreement, pooling arrangement or similar arrangement or Contract, or grant any proxy with respect to any Voting Securities (in each case, other than with any Cinven Shareholder or any of its Controlled Affiliates, but subject to the terms and conditions of this Agreement);

(i) make any public proposal or publicly disclose any intention or plan, or cause or authorize any of its and their directors, officers, employees, agents, advisors and other Representatives to make any public proposal or publicly disclose any intention or plan on its or their behalf, inconsistent with the foregoing restrictions;

(j) advise, assist, knowingly encourage or act as a financing source for or otherwise join or invest in any third party with respect to any of the foregoing; or

(k) contest the validity of, or publicly seek an amendment, waiver, suspension or termination of, any provision of this Section 4.1 (including this subclause) or Section 3.1 (whether by legal action or otherwise).

Section 4.2. Indirect Actions. A breach of this Article 4 by any Controlled Affiliate shall be deemed a breach by such Cinven Shareholder of this Article 4.

Section 4.3. Exceptions to Standstill. The prohibitions in Section 4.1(a) shall not apply to the activities of any Cinven Shareholder or any of their respective Affiliates in connection with:

(a) acquisitions made as a result of a share split, share dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change approved and/or publicly recommended by the Board of Directors;

(b) acquisitions made in connection with a transaction or series of related transactions in which the Cinven Shareholders or any of their respective Affiliates acquires a previously unaffiliated business entity that Beneficially Owns Equity Securities, Voting Securities or any securities convertible into, or exercisable or exchangeable for, Equity Securities or Voting Securities, at the time of the consummation of such acquisition, provided that in connection with any such acquisition, such Cinven Shareholders or such applicable Affiliate, as the case may be, (i) either (A) causes such entity to divest the Equity Securities, Voting Securities or any securities convertible into, or exercisable or exchangeable for, Equity Securities or Voting Securities, Beneficially Owned by the acquired entity within a period of one hundred twenty (120) calendar days after the date of the consummation of such acquisition or (B) divests the Equity Securities, Voting Securities or any other securities convertible into, or exercisable or exchangeable for, Equity Securities or Voting Securities, Beneficially Owned by the Cinven Shareholders and their respective Affiliates, in an amount such that the Cinven Shareholders and their respective Affiliates, together with such acquired business entity, shall not, acting alone or as part of a Group or Jointly or In Concert with any Person or Persons, directly or indirectly, Beneficially Own a number of Common Shares in excess of the Standstill Level following such acquisition, and (ii) if any meeting of the shareholders of Concordia is held prior to the disposition thereof, votes such Common Shares or other Voting Securities on each matter presented at any such meeting of the shareholders of Concordia in accordance with its obligations under Section 3.1;

(c) a Permitted Transfer; or

(d) hedging activities involving index-linked instruments, provided that securities of Concordia represent not more than 5% of the underlying index.

ARTICLE 5

Board Appointment.

Section 5.1. Board Nominee. For so long as the Cinven Shareholders hold at least an aggregate of 10% or more of the then issued and outstanding Common Shares (on a non-diluted basis), Concordia shall use commercially reasonable efforts to (i) nominate to the Board of Directors one (1) nominee selected by the Cinven Shareholders (the “Cinven Nominee”) and notified in writing by Cinven to Concordia, (ii) recommend (in advance of each meeting of shareholders of Concordia at which directors of Concordia are proposed to be elected) to Concordia’s shareholders entitled to vote on the election of directors that such shareholders vote in favour of or consent to the election of (or against the removal of, as the case may be) the Cinven Nominee as a director of Concordia, and (iii) cause all properly completed proxies in respect of the election or removal of directors received by Concordia and naming as proxyholder a Person appointed by management of Concordia to be voted at the relevant time in the manner specified in such proxies, in each case subject to the following terms and conditions:

(a) the Cinven Nominee shall be an individual acceptable to the Board of Directors, acting reasonably and in good faith. The Cinven Nominee must satisfy all applicable legal and regulatory requirements to be qualified to act as a director of Concordia, including requirements of the TSX and the NASDAQ and applicable corporate Laws and Securities Laws (collectively, the “Director Eligibility Requirements”);

(b) if, at any time (i) the Cinven Nominee is unwilling or unable to continue to serve as a nominee of the Cinven Shareholders or director of Concordia, including as a result of failing to meet the Director Eligibility Requirements, (ii) the Cinven Nominee is unwilling to provide any personal information form or other information as required by the TSX, NASDAQ or other applicable stock exchange, or (iii) the Cinven Shareholders determine to remove and replace the Cinven Nominee, the Cinven Shareholders will be entitled in their sole discretion to nominate an alternate director by notice to Concordia. In any of the cases described above in this paragraph, the Cinven Shareholders shall use their commercially reasonable efforts to cause the Cinven Nominee to resign from the Board of Directors as promptly as practicable and, following such resignation, provided that such alternate director nominee meets the Director Eligibility Requirements, the Board of Directors shall, subject to Applicable Laws regarding the appointment of directors between shareholder meetings, use commercially reasonable efforts to cause such alternate director nominee to be appointed to the Board of Directors as promptly as reasonably practicable.

(d) The Cinven Shareholders shall use their commercially reasonable efforts to cause the Cinven Nominee to provide his or her consent to act as a director of Concordia effective at the time of his or her election to the Board of Directors.

Section 5.2. Transfer of Right to Appoint Board Nominee. Concordia will in good faith discuss with Cinven transferring and assigning the right of the Cinven Shareholders to nominate a director to the Board of Directors pursuant to Section 5.1 in connection with a Transfer of Shares held by the Cinven Shareholders to a bona fide proposed purchaser thereof including to any of those Persons identified on the White List, provided that the proposed purchaser will acquire at least 10% of the issued and outstanding Shares, and provided further that the proposed purchaser is not an Activist Investor or a Concordia Competitor.

ARTICLE 6

Miscellaneous.

Section 6.1. Costs, Fees and Expenses. Each Party shall pay its own direct and indirect costs, fees and expenses incurred by it in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated by this Agreement, including all costs, fees and expenses of its Representatives.

Section 6.2. Term. This Agreement shall terminate, and all rights and obligations hereunder shall cease, on the date that is the earlier of (i) the date upon which the Cinven Shareholders and their Controlled Affiliates no longer Beneficially Own Common Shares representing in the aggregate at least 1% of the issued and outstanding Common Shares, and (ii) the date upon which any Person completes any merger, plan of arrangement, amalgamation, business combination, take-over bid, insider bid, tender offer, exchange offer, recapitalization, reorganization, purchase of a material portion of the assets, properties, securities or indebtedness, of or with Concordia and the shareholders of Concordia immediately prior to the completion of any such transaction hold less than 50% of the equity securities in the capital of the entity resulting upon the completion of such transaction.

Section 6.3. Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses:

Concordia Healthcare Corp.

277 Lakeshore Road East, Suite 302

Oakville, ON Canada

L6J 1H9

Attention:	Mark Thompson
E-Mail:	[REDACTED – personal information]

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Bay Adelaide Centre

Toronto, ON M5H 2T6

Attn: John M. Sabetti

E-Mail: [REDACTED – personal information]

and with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York

Attn: Krishna Veeraraghavan

E-Mail: [REDACTED – personal information]

If to any Cinven Shareholder, to:

Cinven Partners LLP in its capacity as advisor to the Fifth Cinven Fund

Warwick Court

5 Paternoster Square

London

EC4M 7AG

Attn: [REDACTED – personal information]

E-Mail: [REDACTED – personal information]

with a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington St. W., 30th Floor

Box 270, TD South Tower

Toronto, Ontario

M5K 1N2

Attn: John Emanoilidis

E-Mail: [REDACTED – personal information]

and with a copy (which shall not constitute notice) to:

Clifford Chance LLP

10 Upper Bank Street

London

E14 5JJ

Attn: Jonny Myers

E-Mail: [REDACTED – personal information]

Any Party may, by delivery of written notice to the other Parties, change the address to which such notices and other communications are to be given in connection with this Agreement provided such notice is received by the other party at least three Business Days prior to the relevant notice being dispatched.

Section 6.4. Counterparts; Entire Agreement; Corporate Power; Facsimile Signatures. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement. This Agreement and the Schedules hereto and the Registration Rights Agreement contain the entire agreement between the Parties with respect to the subject matter hereof, supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter and there are no agreements or understandings between the Parties other than those set forth or referred to herein or therein. Each Party acknowledges that it and the other Parties may execute this Agreement by manual, stamp or mechanical signature, and that delivery of an executed counterpart of a signature page to this Agreement (whether executed by manual, stamp or mechanical signature) by facsimile or by email in portable document format (PDF) shall be effective as delivery of such executed counterpart of this Agreement. Each Party expressly adopts and confirms a stamp or mechanical signature (regardless of whether delivered in person, by mail, by courier, by facsimile or by email in portable document format (PDF)) made in its respective name as if it were a manual signature delivered in person, agrees that it shall not assert that any such signature or delivery is not adequate to bind such Party to the same extent as if it were signed manually and delivered in person and agrees that, at the reasonable request of the other Party at any time, it shall as promptly as reasonably practicable cause this Agreement to be manually executed (any such execution to be as of the date of the initial date thereof) and delivered in person, by mail or by courier.

Section 6.5. Amendments and Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by Concordia and Cinven on behalf of the Cinven Shareholders or, in the case of a waiver, by the Party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any Party to exercise any right hereunder in any manner impair the exercise of any such right.

Section 6.6. Successors and Assigns. (a) Subject to clause (b) and (c) below, this Agreement shall be binding upon the Parties and their respective successors and assigns and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

(b) Concordia may not assign or delegate this Agreement or any rights or obligations hereunder without the prior written consent of Cinven; provided that no such consent shall be required for any assignment by Concordia of its rights or obligations hereunder in connection with a merger, plan of arrangement, amalgamation, consolidation, combination, reorganization or similar transaction or the transfer, sale, lease, conveyance or disposition of all or substantially all of its assets.

(c) The Cinven Shareholders may not assign or delegate this Agreement or any rights or obligations hereunder without the prior written consent of Concordia; provided that no such consent shall be required for (i) any assignment by any Cinven Shareholder of its rights or obligations hereunder in connection with a merger, consolidation, combination, plan of arrangement, amalgamation, reorganization or similar transaction (which shall be deemed to be an assignment for the purpose of this Section 6.6(c) or the transfer, sale, lease, conveyance or disposition of all or substantially all of its assets, if such assignee agrees in writing to be bound by the terms of this Agreement; (ii) the assignment or delegation by a Cinven Shareholder of any of its rights or obligations under this Agreement to a Permitted Transferee, if such Permitted Transferee agrees in writing to be bound by the terms of this Agreement; provided further that no such assignment or delegation shall relieve any Cinven Shareholder of its obligations under this Agreement; or (iii) the assignment of the right of the Cinven Shareholders to nominate a director to the Board of Directors pursuant to Section 5.1 only as permitted by and in accordance with Section 5.2.

(d) The obligations, covenants and agreements of Cinven Shareholders set forth in this Agreement shall not be binding upon or restrict any transferee of Shares other than Permitted Transferees in accordance with Section 2.1(b)(i), and no transferee of Shares other than such Permitted Transferees shall have any rights under this Agreement.

Section 6.7. Confidentiality. (a) Each Party hereby agrees that it and its Representatives shall keep the other Party’s Confidential Information confidential and shall not disclose such Confidential Information; provided that (i) a Party may disclose that portion of the other Party’s Confidential Information as to which the other Party has given its prior written consent for such disclosure, and (ii) a Party may disclose the other Party’s Confidential Information to its Representatives who (A) reasonably need to know such information in connection with preparing or otherwise assisting in the preparation of such Party’s financial statements or to comply with its reporting, filing, tax and accounting obligations under applicable Law, (B) have been informed of the confidential nature of such information and directed to treat such information confidentially, and (C) are subject to confidentiality obligations under existing agreements or professional standards.

(b) Each Party shall, and shall instruct its Representatives who are informed of the matters that are the subject of this Agreement to, comply with the restrictions imposed by Securities Laws on the purchase or sale of securities by any Person who has received material, nonpublic information from the issuer of such securities and on the communication or “tipping” of such information to any other person.

(c) In the event that a Party or its Representatives are requested or required by any applicable Law or stock exchange listing requirement (including oral questions, depositions,

interrogatories, requests for information or documents, subpoena, civil investigative demand or other similar process) (collectively, “Applicable Law”) to disclose any of the other Party’s Confidential Information, the Party requested or required to make the disclosure shall, to the extent practicable and permitted by Applicable Law, provide the other Party with prompt notice of any such request or requirement so that the other Party (at the other Party’s sole expense) may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 6.7. If, in the absence of a protective order or other remedy or the receipt of a waiver from such other Party, the Party requested or required to make the disclosure or any of its Representatives are, nonetheless, on the advice of counsel, legally compelled to disclose the other Party’s Confidential Information, the Party requested or required to make the disclosure or its Representative may disclose only that portion of the other Party’s Confidential Information which such counsel advises is legally required to be disclosed, provided that the Party requested or required to make the disclosure exercises, to the extent practicable and permitted by Applicable Law, its reasonable efforts to preserve the confidentiality of the other Party’s Confidential Information, including by cooperating with the other Party (at the other Party’s sole expense) to obtain an appropriate protective order or other reliable assurance that confidential treatment shall be afforded the other Party’s Confidential Information.

(d) As used in this Agreement, the term “Confidential Information” means, with respect to a Party: (i) all nonpublic information, whether in written, verbal, graphic, electronic or any other form, concerning or relating to such Party or its Representatives and their businesses that is furnished by or on behalf of such Party or its Representatives at any time from and after the date hereof in connection with the performance by such Party under this Agreement and (ii) all notes, memoranda, analyses, compilations, studies, forecasts, reports, samples, data, statistics, summaries, interpretations or other documents prepared by or on behalf of the receiving Party or its Representatives that contain, reflect or are based upon, in whole or in part, the information described in clause (i) above; provided that the term “Confidential Information” does not include information that (A) is or becomes generally available to the public other than as a result of breach of this Section 6.7 by the receiving Party or its Representatives, (B) was within the receiving Party’s possession prior to its being furnished to the receiving Party by or on behalf of the disclosing Party or its Representatives, provided that the receiving Party reasonably believes that the source of such information was not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality with respect to such information, (C) is or becomes available to the receiving Party on a non-confidential basis from a source other than the disclosing Party or any of its Representatives, provided that the receiving Party reasonably believes that such source was not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality with respect to such information, (D) is independently developed by the receiving Party without use of Confidential Information, as evidenced by its written records, or (E) is disclosed by the receiving Party or its Representatives with the disclosing Party’s prior written approval.

(e) The obligations under this Section 6.7 shall apply only for so long as Cinven has the right to nominate a director to the Board of Directors in accordance with Section 5.1 (regardless of whether Cinven exercises such right).

Section 6.8. Disclosure. Concordia shall issue a press release as soon as practicable after the signing of this Agreement, which press release shall be satisfactory in form and substance to the Cinven, acting reasonably and in a timely manner having regards to Concordia’s obligations under applicable Securities Laws. Where required by applicable Securities Laws, Concordia shall file or cause to be filed in accordance therewith, a copy of the press release and a material change report in respect of the issue of the Shares and the terms and conditions of this Agreement and the Purchase Agreement with the applicable securities regulatory authorities and stock exchanges. Any press release or other public disclosure document issued or made by any Cinven Shareholder after the signing of this Agreement in respect of this Agreement shall be satisfactory in form and substance to Concordia, acting reasonably. Cinven shall file an early warning report as soon as practicable after the signing of this Agreement, and, in any event, within the time required by applicable securities laws, which shall be satisfactory in form and substance to Concordia, acting reasonably and in a timely manner having regard to Cinven’s obligations under applicable Securities Laws.

Section 6.9. Severability. In the event that any one or more of the terms or provisions of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement, or the application of such term or provision to Persons or circumstances or in jurisdictions other than those as to which it has been determined to be invalid, illegal or unenforceable, and the Parties shall use their commercially reasonable efforts to substitute one or more valid, legal and enforceable terms or provisions into this Agreement which, insofar as practicable, implement the purposes and intent of the Parties. Any term or provision of this Agreement held invalid or unenforceable only in part, degree or within certain jurisdictions shall remain in full force and effect to the extent not held invalid or unenforceable to the extent consistent with the intent of the Parties as reflected by this Agreement. To the extent permitted by applicable Law, each Party waives any term or provision of Law which renders any term or provision of this Agreement to be invalid, illegal or unenforceable in any respect.

Section 6.10. Business Days. If the last or appointed day for the taking of any action or the expiration of any right required or granted in this Agreement is not a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

Section 6.11. Governing Law and Venue. This Agreement, and any non-contractual obligations connected with it, shall be governed by and construed under the laws of Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). Each of the Parties hereto hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Ontario.

Section 6.12. Enforcement. The Parties acknowledge and agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties shall be entitled to equitable relief including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in any court referred to in Section 6.11, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for such breach.

Section 6.13. Several Liability. Each Cinven Shareholder shall be severally liable for its obligations under this Agreement and any breach of any of such obligations (and not jointly and severally liable).

Section 6.14. No Partnership. Nothing contained in this Agreement (and no action taken by a Party pursuant to its terms) is to be construed as creating a partnership or agency relationship between any of the parties.

[Signature pages follow.]

IN WITNESS WHEREOF, Concordia and each of the Cinven Shareholders have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

CONCORDIA HEALTHCARE CORP.

By:
Name:
Title:

CINVEN

By:
Name:
Title:

CINVEN

By:
Name:
Title:

CINVEN

By:
Name:
Title:

CINVEN

By:
Name:
Title:

SCHEDULE A

ACTIVIST INVESTORS

[REDACTED – commercially sensitive information]

SCHEDULE B

CONCORDIA COMPETITORS

[REDACTED – commercially sensitive information]

SCHEDULE C

APPROVED SECURITIES DEALERS

[REDACTED – commercially sensitive information]

SCHEDULE D

WHITE LIST

[REDACTED – commercially sensitive information]

SCHEDULE E

CINVEN SHAREHOLDERS

[REDACTED – commercially sensitive information]